# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prospect Enhanced Yield Fund, CIK 0002027076
CUSIP: 74350T305
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 07/01/2026
Amends the filing with accession number 0002027076-25-000070
Filed by CIK 0001294355
Persons authorized to receive notices and communications: M. Grier Eliasek, 10 East 40th Street, 42nd Floor, New York, New York (NY), 10016, 212-448-0702

## Reporting persons
- Eliasek M Grier (CIK 0001294355): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO), working capital (WC); sole voting power 148,033.41; shared voting power 0; sole dispositive power 148,033.41; shared dispositive power 0; aggregate amount beneficially owned 148,033.41 (11.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Beneficial Interest, par value $ 0.001 per share
Name of issuer: Prospect Enhanced Yield Fund
Address of issuer's principal executive offices: 10 EAST 40TH STREET, 42ND FLOOR, 10 EAST 40TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10016

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended by adding the following:
Since the filing of Schedule 13D on October 30, 2025: the percent of class represented by the amount of Shares owned by the Reporting Person has decreased due to the Issuer's issuance of additional Shares and not due to a change in the number of Shares held by the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,277,995 Shares outstanding as of September 15, 2026, as reported by the Issuer. As of the date hereof, the Reporting Person directly holds 148,033.41 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 1,277,995 Shares outstanding as of September 15, 2026, as reported by the Issuer. As of the date hereof, the Reporting Person directly holds 148,033.41 Shares.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Signatures
- Eliasek M Grier: Eliasek M. Grier, Eliasek M. Grier (09/16/2026)